April 10, 2025

Justin Cohen
Chief Executive Officer
Ategrity Specialty Holdings LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

       Re: Ategrity Specialty Holdings LLC
           Registration Statement on Form S-1
           Filed March 24, 2025
           File No. 333-286059
Dear Justin Cohen:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Expense ratio, page 67

1. Please revise to include a detailed discussion which addresses and quantifies the changes and reasons for the changes in policy acquisition costs, and each of the individual operating and general expenses in each individual period presented.
Loss ratio, page 67

2. Please revise to provide a detailed discussion of the actual losses paid as well as the actuarial impact on the estimated losses on each type of insurance contract in the determination of the loss and loss adjustment expenses in each individual period presented.
 April 10, 2025
Page 2
Results of Operations
Year ended December 31, 2024, compared to year ended December 31, 2023 Premiums, page 67

3. Please revise, for each individual period presented, to discuss the gross and net premiums written and earned in each of the verticals in which you focus, specifically,
       Real Estate, Hospitality, Construction, and Retail.
Other expenses, page 69

4. Please disclose in MD&A the following information relating to your equity issuances:

             discussion of the significant factors, assumptions and methodologies used in determining fair value;
             discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
             the valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist; and
             the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.
Financial Condition
Investment portfolio, page 74

5. Please revise to provide investment portfolio information for the 2023 fiscal period similar to the information provided for the 2024 fiscal period.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
 April 10, 2025
Page 3
cc:   Erika L. Weinberg